UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Intersect (ENT), Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46071F103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 46071F103

1)	NAME OF REPORTING PERSON Norwest Venture Partners XI, LP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 46071F103

1)	NAME OF REPORTING PERSON Genesis VC Partners XI, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 46071F103

1)	NAME OF REPORTING PERSON Norwest Venture Partners XII, LP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 46071F103

1)	NAME OF REPORTING PERSON Genesis VC Partners XII, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 46071F103

1)	NAME OF REPORTING PERSON NVP Associates, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 46071F103

1)	NAME OF REPORTING PERSON Promod Haque
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON IN

13G

CUSIP NO. 46071F103

1)	NAME OF REPORTING PERSON Jeffrey Crowe
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON IN

13G

CUSIP NO. 46071F103

1)	NAME OF REPORTING PERSON Matthew D. Howard
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 1(a)	Name of Issuer:

Intersect (ENT), Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

301 Congress Avenue, Suite 700

Austin, TX 78701

Item 2(a)	Name of Person Filing:

1.	Norwest Venture Partners XI, LP

2.	Genesis VC Partners XI, LLC

3.	Norwest Venture Partners XII, LP

4.	Genesis VC Partners XII, LLC

5.	NVP Associates, LLC

6.	Promod Haque

7.	Jeffrey Crowe

8.	Matthew D. Howard

Item 2(b)	Address of Principal Business Office or, if None, Residence:

1.	Norwest Venture Partners XI, LP

525 University Ave, Suite 800

Palo Alto, CA 94301

2.	Genesis VC Partners XI, LLC

525 University Ave, Suite 800

Palo Alto, CA 94301

3.	Norwest Venture Partners XII, LP

525 University Ave, Suite 800

Palo Alto, CA 94301

4.	Genesis VC Partners XII, LLC

525 University Ave, Suite 800

Palo Alto, CA 94301

5.	NVP Associates, LLC

525 University Ave, Suite 800

Palo Alto, CA 94301

6.	Promod Haque

525 University Ave, Suite 800

Palo Alto, CA 94301

7.	Jeffrey Crowe

525 University Ave, Suite 800

Palo Alto, CA 94301

8.	Matthew D. Howard

525 University Ave, Suite 800

Palo Alto, CA 94301

This statement is filed by Norwest Venture Partners XI, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Venture Partners XI, LP is a Delaware limited partnership, whose general partner is Genesis VC Partners XI, LLC. Norwest Venture Partners XII, LP is a Delaware limited partnership, whose general partner is Genesis VC Partners XII, LLC. NVP Associates, LLC is the managing member of Genesis VC Partners XI and Genesis VC Partners XII, LLC. Promod Haque, Jeffrey Crowe and Matthew D. Howard are co-Chief Executive Officers of NVP Associates, LLC.

Item 2(c)	Citizenship:

1.	Norwest Venture Partners XI, LP: Delaware

2.	Genesis VC Partners XI, LLC: Delaware

3.	Norwest Venture Partners XII, LP: Delaware

4.	Genesis VC Partners XII, LLC: Delaware

5.	NVP Associates, LLC: Delaware

6.	Promod Haque: United States of America

7.	Jeffrey Crowe: United States of America

8.	Matthew D. Howard: United States of America

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

46071F103

Item 3	Not Applicable

Item 4	Ownership:

(1) Norwest Venture Partners XI, LP (“NVP X”): At December 31, 2015, NVP X owned of record zero (0) shares of Issuer’s common stock (“Common Stock”). This amount represents zero (0)% of the total shares of Common Stock outstanding at this date.

(2) Genesis VC Partners XI, LLC (“Genesis X”): At December 31, 2015, Genesis X may be deemed to have beneficially owned, by virtue of its status as general partner of NVP X, zero (0) shares of Common Stock. This amount represents zero (0)% of the total shares of Common Stock outstanding at this date.

(3) Norwest Venture Partners XII, LP (“NVP X”): At December 31, 2015, NVP XII owned of record zero (0) shares of Issuer’s common stock (“Common Stock”). This amount represents zero (0)% of the total shares of Common Stock outstanding at this date.

(4) Genesis VC Partners XII, LLC (“Genesis X”): At December 31, 2015, Genesis XII may be deemed to have beneficially owned, by virtue of its status as general partner of NVP XII, zero (0) shares of Common Stock. This amount represents zero (0)% of the total shares of Common Stock outstanding at this date.

5) NVP Associates, LLC (“NVP Associates”): At December 31, 2015, NVP Associates may be deemed to have beneficially owned zero (0) shares of Common Stock by virtue of its status as managing member of Genesis XI, the general partner of NVP XI, the record owner of such shares; and (2)

zero (0) shares of Common Stock by virtue of its status as managing member of Genesis XII, the general partner of NVP XII, the record owner of such shares This amount represents zero (0)% of the total shares of Common Stock outstanding at this date.

(6) Promod Haque: At December 31, 2015, Promod Haque may be deemed to have beneficially owned zero (0) shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XI, which is the general partner of NVP XI, the record owner of such shares and zero (0)shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XII, which is the general partner of NVP XII, the record owner of such shares. This amount represents zero (0)% of the total shares of Common Stock outstanding at this date.

(7) Jeffrey Crowe: At December 31, 2015, Jeffrey Crowe may be deemed to have beneficially owned zero (0) shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XI, which is the general partner of NVP XI, the record owner of such shares and zero (0)shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XII, which is the general partner of NVP XII, the record owner of such shares. This amount represents zero (0)% of the total shares of Common Stock outstanding at this date.

(8) Matthew D. Howard: At December 31, 2015, Matthew D. Howard may be deemed to have beneficially owned zero (0) shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XI, which is the general partner of NVP XI, the record owner of such shares and zero (0)shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XII, which is the general partner of NVP XII, the record owner of such shares. This amount represents zero (0)% of the total shares of Common Stock outstanding at this date.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not applicable

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 16, 2016

NORWEST VENTURE PARTNERS XI, LP

By	Genesis VC Partners XI, LLC, as general partner
By	NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Chief Financial Officer

AGREEMENT

The undersigned hereby agree that this Schedule 13G to which this Agreement is attached shall be filed by Norwest Venture Partners XI, LP on its own behalf and on behalf of (a) Genesis VC Partners XI, LLC, a Delaware limited liability company, (b) Norwest Venture Partners XII, LP on its own behalf and on behalf of (c) Genesis VC Partners XII, LLC, a Delaware limited liability company, (d)NVP Associates, LLC, a Delaware limited liability company, (e) Promod Haque, (f) Jeffrey Crowe and (g) Matthew D. Howard.

Dated: February 16, 2016

Norwest Venture Partners XI, LP

By	Genesis VC Partners XI, LLC, as general partner
By	NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Chief Financial Officer

Genesis VC Partners XI, LLC
By	NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Chief Financial Officer

Norwest Venture Partners XII, LP

By	Genesis VC Partners XII, LLC, as general partner
By	NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Chief Financial Officer

Genesis VC Partners XII, LLC
By	NVP Associates, LLC, as managing member

By:	/s/ Kurt Betcher
Kurt Betcher, Chief Financial Officer

NVP Associates, LLC

By:	/s/ Kurt Betcher
Kurt Betcher, Chief Financial Officer

/s/ Kurt Betcher
Kurt Betcher, as Attorney-in-fact
for Promod Haque

/s/ Kurt Betcher
Kurt Betcher, as Attorney-in-fact
for Jeffrey Crowe

/s/ Kurt Betcher
Kurt Betcher, as Attorney-in-fact
for Matthew D. Howard